Filed by Canadian Pacific Railway Limited

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Kansas City Southern

Commission File No. 001-04717

Date: April 5, 2021

The following article was made publicly available on the transaction-related website portal hosted by Canadian Pacific Railway Limited.

GOING TRANSNATIONAL Canadian Pacific, Kansas City Southern Join Forces on the “USMCA Railroad”

// CP/KCS MERGER



GOING TRANSNATIONAL

Canadian Pacific and Kansas City Southern join forces to create the "USMCA Railroad."

BY WILLIAM C. VANTUONO, EDITOR-IN-CHIEF

Canadian Pacific/Kansas City Southern

The early March 21, 2021 announcement by Canadian Pacific Railway and Kansas City Southern that the two Class I railroads intend to tie the knot in an end-to-end, north-south transnational merger touching Canada, the United States and Mexico came as a complete surprise to most rail industry stakeholders and observers. If approved by the Surface Transportation Board—and at present there is no reason to believe otherwise—the US$29 billion combination of CP and KCS into CPKC ("Canadian Pacific Kansas City") will be the first merger of its type since the Conrail split of the late 1990s.

CPKC: The name doesn't roll that easily off the tongue (actually, it's something of a tongue-twister), but if the benefits of this merger to shippers and the North American economy come to pass as strongly as the partners are promoting, the freight will be rolling on the rails a whole lot better. That will have a lot to do with USMCA (United States-Mexico-Canada Agreement), which replaced NAFTA in mid-2020. KCS President and CEO Pat Ottensmeyer earned *Railway Age's* 2020 Railroader of the Year Award largely for his efforts on USMCA. His two predecessors at KCS, Mike Haverty and Dave Starling, were presented the award in 2001 and 2012, respectively, for creating and growing KCS de México. Our 2021 Railroader of the Year, CP President and CEO Keith Creel, has taken to the next level the growth and performance that his mentor, the late Hunter Harrison, 2015 Railroader of the Year, brought to CP. (Harrison was so-honored in 2002 for his work at CN/Illinois Central, but that's another story). Harrison died before his vision of a transcontinental railroad could be realized. Creel and Ottensmeyer have embarked on creating the first-ever "USMCA Railroad," a *transnational* spanning North America. Starling is trustee of the voting trust CP is establishing to acquire KCS shares.

Five Railroaders of the Year who are part of this initiative: Coincidence? No way. Call it serendipity.

CP and KCS described the US$29 billion as "enterprise value" that includes the assumption of $3.8 billion of outstanding KCS debt. The transaction, which has the unanimous support of both boards of directors, values KCS at $275 per share, representing a 23% premium, based on the CP and KCS closing prices on March 19, 2021 (and $270 per share, representing a 26% premium, based on the respective CP and KCS 30-day volume weighted average prices, VWAP).

THE PROCESS

Upon shareholder approval of the transaction, and satisfaction of customary closing conditions, CP will acquire KCS shares and place them into the voting trust. This step is currently expected to be completed in second-half 2021. Following the closing into a voting trust, common shareholders of KCS will receive 0.489 of a CP share and $90 in cash for each KCS common share held. KCS common shareholders are expected to own 25% of CP's outstanding common shares, "providing the ability to participate in the upside of both companies' growth opportunities," the railroads said in their announcement. "Following final STB approval, KCS shareholders will additionally participate in the realization of synergies resulting from the combination."

To fund the merger's stock consideration, CP will issue 44.5 million new shares. The cash portion will be funded through a combination of cash-on-hand and raising approximately $8.6 billion in debt, for which financing has been committed. As part of the merger, CP will assume approximately $3.8 billion of KCS' outstanding debt. Following the closing into trust, CP expects that its outstanding debt will be approximately $20.2 billion.

CP and KCS said the combination "is expected to be accretive to CP's adjusted diluted EPS in the first full year following CP's acquisition of control of KCS, and is expected to generate double-digit accretion upon the full realization of synergies thereafter."

"Joining seamlessly in Kansas City, Mo., in America's heartland, CP and KCS together will connect customers via single-network transportation offerings between points on CP's system throughout Canada, the U.S. Midwest, and the U.S. Northeast and points on KCS' system throughout Mexico and the South Central U.S.," CP and KCS said. "The combined network's new single-line offerings will deliver dramatically expanded market reach for customers served by CP and KCS, provide new competitive transportation service options, and support North American economic growth. The transaction

CP/KCS MERGER \\

10 Railway Age // April 2021
railwayage.com
railwayage.com
April 2021 // Railway Age 11

II CP/KCS MERGER CP/KCS MERGER\\ of operations.” Four KCS Directors will join CP’s expanded Board. NEW·SINGLE·LIHE IHTER“OOAL SERVICES WOULD TUE TRUCK$ timing is Creel told INTERMODAL OfF M18HWAYS UO STIHULU£ COHP[TIIION “The ideal,” Railway Age. “You’ve got two companies that have been VUtOIY(I stars in the industry from a growth perspective. Two like-minded CEOs, committed to customer service. The opportunity to put llllttbtte ‘ these two networks together checks allthose eutt.._, boxes. It allows reach to be extended, service to be enhanced, seamless single-line moves, and creates compelling value that’s unparalleled for customers. It drives job growth, positive for both companies, investment in those communities. Plus something that’s very important: environmental benefits, to be able to create something with a compelling opportunity to take trucks off the road, which uniquely benefits the environment.” “There are many aligned stars;’ Ottens -meyer said. “USMCA. Near-shoring. De-risking the supply chain. The uniqueness that this network combined creates, the ability to drive investment, safety and efficiency From the West, CP connects is unparalleled. You have the two smallest directly with KCS. From the railroads that, as strong as we are, when you put them together, what that unlocks isn’t East, CP must operate over possible, standalone. It’s extremely compel -Norfolk Southern through ling in today’s world. Truly, no people suffer. all filed with the STB, from nearly 260 ship -implementing PSR and posting good results central Michigan via limited Cl’ trackage rights into Chicago, It’s about growth and value creation. There pers, other railroads, economic development while navigating through the difficulties of is not a single customer or market where authorities, ports and other supporters for 2020. In aggregate, we see a low level of risk craA(;UG{-lS then over CP short line you have a 3-to-2 or 2-to-1. In fact, if you their planned combination. Notable is that associated with the deal. The STB updated .10 subsidiary DM&E-South. look at the new network that we’re creat -Genesee & Wyoming, the largest Class II and its merger regulations in 2001, but gave KCS KCIIUIII—.*IIIAlQGii IIIUA:Q 9 Nil ing here, Mexico and Texas to upper Great lii railroad holding company, has filed in an exemption. Unless the STB reverses its ,. Lakes, Chicago Detroit, we are creating a support of the deal. “Many of these support -prior ruling, we would expect it to ultimately 2-to-3 situation. It fits nicely with the STB’s ers requested the STB to review the trans -support the combination.” mindset of enhancing competition, creating action as swiftly as possible,” the merger Residual effects? “CPKC will likely have is also expected to create jobs across the expected to spur greater rail-to-rail competi -time-consuming and expensive interchange, a new competitive option that doesn’t exist, partners said. “They expect the combina -impacts across the supply chain,” Seidl combined network. Additionally, efficiency tion and support customers in growing their improving efficiency and reducing transit a new option for truck to rail conversion.” tion would, among other benefits, invigo -noted. “We don’t believe this deal will cause and service improvements are expected to rail volumes. A single integrated rail system times and costs. The combination also will Shippers appear to be largely in favor. The rate transportation competition, expand the final round of rail mergers in the indus -achieve meaningful environmental benefits. will connect premier ports on the U.S. Gulf, allow some traffic between KCS-served majority of those that participated in a Cowen access to existing and growing markets, and try necessarily, for two reasons. The first is “While remaining the smallest of six U.S. Atlantic and Pacific coasts with key overseas points and the Upper Midwest and Western and Company survey on the proposed merger provide new service offerings that would that any other mergers will likely be met Class I railroads by revenue, the combined markets. The combination of CP and KCS Canada to bypass Chicago via the CP route have a positive view of the transaction, and improve transit times and reliability.” with far greater scrutiny from the STB, as company will be a much larger and more networks will offer unprecedented reach via through Iowa. This will improve service and E merger synergies “look promising,” accord -“The combination should create customer KCS is the only railroad with an exemption “’ competitive network, operating approxi -new single-line hauls across the combined has the potential to contribute to the reduc -. :; s::; ing to the firm. These shippers (44%) were growth in North America, efficiencies in from the 2001 rulings. The second reason mately 20,000 miles of rail, employing dose company’s continent-wide network. Impor -tion of rail traffic, fuel burn, and emissions 0 joined by respondents who said they have “no new single-line routes, increased market stems from the fact that this merger islargely Vl to 20,000 people and generating total reve -tantly, no customer will experience a reduc -in Chicago, an important hub city.” opinion” of the merger (38%); only 18% said reach, and notable synergies,” Seidl said. a north/south play and does not create a nues of approximately $8.7 billion, based on tion in independent railroad choices as a Following STB approval, CP will acquire VI :J: they had a negative view. “This is encourag -“Leveraging its network, the combination U.S. transcontinental operation. Hence, the c 2020 actual revenues. result of the transaction. Additionally, with control of KCS. Creel, whose contract has ing,” said Cowen and Company Managing will allow for KCS traffic to bypass Chicago acquisition of Norfolk Southern or CSX by “The combination will provide an both companies’ focus on safety and track been extended to 2026, will serve as the Director andRailwayAge Wall Street Contrib -via CP’s route in Iowa, reducing congestion, another railroad would not likely be a neces -enhanced competitive alternative to exist -records of operational excellence, customers company. Calgary will ·c; uting Editor Jason Seidl. While it’s still early fuel burn and emissions. We are confident in CEO of the combined 0”’ .. sary response.” ing rail service providers and is expected will benefit from a seamless integration of be the global headquarters of CPKC, and c in the process, 50% of those with a negative management’s ability to execute. Keith Creel “Hunter would be proud,” Keith Creel “’ ‘ii to result in improved service to customers the two systems without service disruption. Kansas City, Mo., will be designated as the “’ opinion said they do not plan to take action studied under Hunter Harrison, and CP is a reflected. “He was about value creation, “’ c of all sizes. Grain, automotive, auto parts, “CP and KCS interchange and operate an U.S. headquarters. The Mexico headquarters u with the STB, while 3% do and 47% have not well-respected operator. KCS’ management customer solutions, simplicity, taking out ;,; energy, intermodal and other shippers will existing shared facility in Kansas City, Mo., will remain in Mexico City and Monterrey. a. yet decided, according to the survey. team will remain on through the end of the hauls. This is positive for assets, efficiency “’ E benefit from the increased efficiency and which is the one point where they connect. CP’s current U.S. headquarters in Minneap -0 CP and KCS said late last month that merger. We have upmost respect for KCS and service. You reward your shareholders simplicity of the combined network, which is This transaction will alleviate the need for a olis-St. Paul “will remain an important base they have received statements and letters, management, as they have been successfully and your customers. He is elated now.” 12 Railway Age II April2021 railwayage.com railwayage.com April2021 // Railway Age 13

FORWARD-LOOKING STATEMENTS AND INFORMATION

This communication includes certain forward looking statements and forward looking information (collectively, FLI). FLI is typically identified by words such as “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “target”, “believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. All statements other than statements of historical fact may be FLI.

Although we believe that the FLI is reasonable based on the information available today and processes used to prepare it, such statements are not guarantees of future performance and you are cautioned against placing undue reliance on FLI. By its nature, FLI involves a variety of assumptions, which are based upon factors that may be difficult to predict and that may involve known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by these FLI, including, but not limited to, the following: the timing and completion of the transaction, including receipt of regulatory and shareholder approvals and the satisfaction of other conditions precedent; interloper risk; the realization of anticipated benefits and synergies of the transaction and the timing thereof; the success of integration plans; the focus of management time and attention on the transaction and other disruptions arising from the transaction; estimated future dividends; financial strength and flexibility; debt and equity market conditions, including the ability to access capital markets on favourable terms or at all; cost of debt and equity capital; the previously announced proposed share split of CP’s issued and outstanding common shares and whether it will receive the requisite shareholder and regulatory approvals; potential changes in the CP share price which may negatively impact the value of consideration offered to KCS shareholders; the ability of management of CP, its subsidiaries and affiliates to execute key priorities, including those in connection with the transaction; general Canadian, U.S., Mexican and global social, economic, political, credit and business conditions; risks associated with agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures, including competition from other rail carriers, trucking companies and maritime shippers in Canada, the U.S. and Mexico; industry capacity; shifts in market demand; changes in commodity prices; uncertainty surrounding timing and volumes of commodities being shipped; inflation; geopolitical instability; changes in laws, regulations and government policies, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; changes in fuel prices; disruption in fuel supplies; uncertainties of investigations, proceedings or other types of claims and litigation; compliance with environmental regulations; labour disputes; changes in labour costs and labour difficulties; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; exchange rates; effects of changes in market conditions and discount rates on the financial position of pension plans and investments; trade restrictions or other changes to international trade arrangements; the effects of current and future multinational trade agreements on the level of trade among Canada, the U.S. and Mexico; climate change and the market and regulatory responses to climate change; anticipated in-service dates; success of hedging activities; operational performance and reliability; customer, shareholder, regulatory and other stakeholder approvals and support; regulatory and legislative decisions and actions; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de Mexico, S.A. de C.V.’s Concession; public opinion; various events that could disrupt operations, including severe weather, such as droughts, floods, avalanches and earthquakes, and cybersecurity attacks, as well as security threats and governmental response to them, and technological changes; acts of terrorism, war or other acts of violence or crime or risk of such activities; insurance coverage limitations; material adverse changes in economic and industry conditions, including the availability of short and long-term financing; and the pandemic created by the outbreak of COVID-19 and resulting effects on economic conditions, the demand environment for logistics requirements and energy prices, restrictions imposed by public health authorities or governments, fiscal and monetary policy responses by governments and financial institutions, and disruptions to global supply chains.

We caution that the foregoing list of factors is not exhaustive and is made as of the date hereof. Additional information about these and other assumptions, risks and uncertainties can be found in reports and filings by CP and KCS with Canadian and U.S. securities regulators, including any proxy statement, prospectus, material change report, management information circular or registration statement to be filed in connection with the transaction. Due to the interdependencies and correlation of these factors, as well as other factors, the impact of any one assumption, risk or uncertainty on FLI cannot be determined with certainty.

Except to the extent required by law, we assume no obligation to publicly update or revise any FLI, whether as a result of new information, future events or otherwise. All FLI in this communication is expressly qualified in its entirety by these cautionary statements.

ABOUT CANADIAN PACIFIC

Canadian Pacific is a transcontinental railway in Canada and the United States with direct links to major ports on the west and east coasts. CP provides North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit www.cpr.ca to see the rail advantages of CP. CP-IR

ABOUT KCS

Headquartered in Kansas City, Mo., Kansas City Southern (KCS) (NYSE: KSU) is a transportation holding company that has railroad investments in the U.S., Mexico and Panama. Its primary U.S. holding is The Kansas City Southern Railway Company, serving the central and south central U.S. Its international holdings include Kansas City Southern de Mexico, S.A. de C.V., serving northeastern and central Mexico and the port cities of Lázaro Cárdenas, Tampico and Veracruz, and a 50 percent interest in Panama Canal Railway Company, providing ocean-to-ocean freight and passenger service along the Panama Canal. KCS’s North American rail holdings and strategic alliances are primary components of a railway network, linking the commercial and industrial centers of the U.S., Mexico and Canada. More information about KCS can be found at www.kcsouthern.com

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

CP will file with the U.S. Securities and Exchange Commission (SEC) a registration statement on Form F-4, which will include a proxy statement of KCS that also constitutes a prospectus of CP, and any other documents in connection with the transaction. The definitive proxy statement/prospectus will be sent to the shareholders of KCS. CP will also file a management proxy circular in connection with the transaction with applicable securities regulators in Canada and the management proxy circular will be sent to CP shareholders. INVESTORS AND SHAREHOLDERS OF KCS AND CP ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND MANAGEMENT PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA IN CONNECTION WITH THE TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KCS, CP, THE TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by CP and KCS with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the registration statement, proxy statement/prospectus, management proxy circular and other documents which will be filed with the SEC and applicable securities regulators in Canada by CP online at investor.cpr.ca and www.sedar.com, upon written request delivered to CP at 7550 Ogden Dale Road S.E., Calgary, Alberta, T2C 4X9, Attention: Office of the Corporate Secretary, or by calling CP at 1-403-319-7000, and will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by KCS online at www.investors.kcsouthern.com, upon written request delivered to KCS at 427 West 12th Street, Kansas City, Missouri 64105, Attention: Corporate Secretary, or by calling KCS’s Corporate Secretary’s Office by telephone at 1-888-800-3690 or by email at corpsec@kcsouthern.com.

You may also read and copy any reports, statements and other information filed by KCS and CP with the SEC at the SEC public reference room at 100 F Street N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at 1-800-732-0330 or visit the SEC’s website for further information on its public reference room. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

PARTICIPANTS IN THE SOLICITATION OF PROXIES

This communication is not a solicitation of proxies in connection with the transaction. However, under SEC rules, CP, KCS, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the transaction. Information about CP’s directors and executive officers may be found in its 2021 Management Proxy Circular, dated March 10, 2021, as well as its 2020 Annual Report on Form 10-K filed with the SEC and applicable securities regulators in Canada on February 18, 2021, available on its website at investor.cpr.ca and at www.sedar.com and www.sec.gov. Information about KCS’s directors and executive officers may be found on its website at www.kcsouthern.com and in its 2020 Annual Report on Form 10-K filed with the SEC on January 29, 2021, available at www.investors.kcsouthern.com and www.sec.gov. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the transaction will be included in the proxy statement/prospectus and management proxy circular and other relevant materials filed with the SEC and applicable securities regulators in Canada when they become available.